IBroadband, Inc.

Subsidiaries

1.  iBroadband of Texas, Inc., a Delaware corporation (“IBT”) (formerly T-Speed Broadband Communications, Inc.) was incorporated on February 1, 2000 and operates in the state of Texas.  There are no other subsidiaries.